

GRUPO MODELO, S.A. DE C.V.



March 9, 2006.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman

Grupo Modelo S.A. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

Enclosure[s] : Press Release

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx



Grupo Modelo, S.A. de C.V.

March 9, 2006

Grupo Modelo prevails in the arbitration against Gambrinus

MEXICO CITY. Grupo Modelo —Mexico's leading company in the brewing, distribution and sale of beer— received notice today that it has prevailed in the arbitration initiated by The Gambrinus Company, its current importer for the Eastern territory of the United States. The arbitral award confirms that the importer agreement with Gambrinus will expire on December 31, 2006.

Mr. Carlos Fernández, Chairman and CEO of Grupo Modelo stated: "The arbitral award, in our favor, will allow us to seek the best available options with the aim of enhancing the value of our export business and create more value for our shareholders." Mr. Fernández further added: "We are very confident that the transition process ahead of us will in no way harm or disrupt our export operations into the U.S. market and we will take all necessary measures to assure that the supply of our products to the distribution network in the east will continue".

Founded in 1925, Grupo Modelo is the leader in the production, distribution, and sale of beer in Mexico. In the year ending December 31, 2005 it held a 62.8% share of the domestic and export markets. Modelo has seven breweries in Mexico, with an installed capacity of 52 million hectoliters of beer per year. At present it has ten brands, among them Corona Extra, "the best selling Mexican beer in the world", Modelo Especial, Victoria, Pacífico, and Negra Modelo as well as other regional brews. It exports five brands to more than 150 countries and is the exclusive importer in Mexico of the beers produced by the US brewer Anheuser-Busch, including Budweiser, Bud Light and O'Douls. Grupo Modelo has been listed on Mexican Stock Exchange since 1994 (GMODELOC).

* * * *

Contact:
Eduardo Zamarripa (5255) 5283.36.00 ext. 2860
ir@gmodelo.com.mx



GRUPO MODELO, S.A. DE C.V.

March 22, 2006.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman

Grupo Modelo S.A. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

Enclosure[s] : Financial Information

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** Quarter: 4 Year: 2005

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2005 AND 2004

(Thousands of Pesos)

Consolidated
Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**80,281,259**	100	**75,914,114**	100
2	**CURRENT ASSETS**	**28,755,861**	36	**26,022,686**	34
3	CASH AND SHORT-TERM INVESTMENTS	17,633,734	22	16,377,740	22
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,020,498	3	1,396,785	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,125,775	1	596,870	1
6	INVENTORIES	5,762,102	7	5,697,891	8
7	OTHER CURRENT ASSETS	2,213,752	3	1,953,400	3
8	**LONG-TERM**	**3,904,801**	5	**3,892,060**	5
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,156,582	1	1,092,766	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	2,641,944	3	2,681,932	4
11	OTHER INVESTMENTS	106,275	0	117,362	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**45,800,271**	57	**44,218,108**	58
13	PROPERTY	22,243,485	28	20,271,995	27
14	MACHINERY AND INDUSTRIAL EQUIPMENT	33,762,596	42	30,261,638	40
15	OTHER EQUIPMENT	8,715,658	11	8,189,679	11
16	ACCUMULATED DEPRECIATION	21,550,741	27	20,381,482	27
17	CONSTRUCTION IN PROGRESS	2,629,273	3	5,876,278	8
18	**DEFERRED ASSETS (NET)**	**386,903**	0	**387,701**	1
19	**OTHER ASSETS**	**1,433,423**	2	**1,393,559**	2
20	**TOTAL LIABILITIES**	**12,169,264**	100	**13,075,293**	100
21	**CURRENT LIABILITIES**	**4,541,811**	37	**4,400,669**	34
22	SUPPLIERS	1,532,087	13	1,347,136	10
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,447,541	12	1,259,543	10
26	OTHER CURRENT LIABILITIES	1,562,183	13	1,793,990	14
27	**LONG-TERM LIABILITIES**	**0**	0	**0**	0
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**7,627,453**	63	**8,674,624**	66
32	**OTHER LIABILITIES**	**0**	0	**0**	0
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**68,111,995**	100	**62,838,821**	100
34	**MINORITY INTEREST**	**15,746,751**	23	**14,555,780**	23
35	**MAJORITY INTEREST**	**52,365,244**	77	**48,283,041**	77
36	**CONTRIBUTED CAPITAL**	**16,179,467**	24	**16,179,467**	26
37	PAID-IN CAPITAL STOCK (NOMINAL)	2,839,652	4	2,839,652	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	12,329,578	18	12,329,578	20
39	PREMIUM ON SALES OF SHARES	974,804	1	974,804	2
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	35,433	0	35,433	0
41	**CAPITAL INCREASE (DECREASE)**	**36,185,777**	53	**32,103,574**	51
42	RETAINED EARNINGS AND CAPITAL RESERVE	28,951,080	43	25,703,278	41
43	REPURCHASE FUND OF SHARES	638,100	1	638,100	1
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(694,678)	(1)	(626,772)	(1)
45	NET INCOME FOR THE YEAR	7,291,275	11	6,388,968	10

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 4 YEAR: 2005

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Consolidated
Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**17,633,734**	100	**16,377,740**	100
46	CASH	982,048	6	687,641	4
47	SHORT-TERM INVESTMENTS	16,651,686	94	15,690,099	96
18	**DEFERRED ASSETS (NET)**	**386,903**	100	**387,701**	100
48	AMORTIZED OR REDEEMED EXPENSES	173,201	45	172,154	44
49	GOODWILL	213,702	55	215,547	56
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**4,541,811**	100	**4,400,669**	100
52	FOREING CURRENCY LIABILITIES	402,484	9	427,370	10
53	MEXICAN PESOS LIABILITIES	4,139,327	91	3,973,299	90
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**1,562,183**	100	**1,793,990**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,562,183	100	1,793,990	100
27	**LONG-TERM LIABILITIES**	**0**	100	**0**	100
59	FOREING CURRENCY LIABILITIES	0	0		0
60	MEXICAN PESOS LIABILITIES	0	0		0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**7,627,453**	100	**8,674,624**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	7,599,108	100	8,022,737	92
67	OTHERS	28,345	0	651,887	8
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(694,678)**	100	**(626,772)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	4,161,443	599	4,161,443	664
71	INCOME FROM NON-MONETARY POSITION ASSETS	(4,856,121)	(699)	(4,788,215)	(764)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **4** YEAR: **2005**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Consolidated
Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	24,214,050	21,622,017
73	PENSIONS FUND AND SENIORITY PREMIUMS	4,700,478	3,980,812
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	20,151	22,416
76	WORKERS (*)	20,466	22,175
77	CIRCULATION SHARES (*)	3,251,759,632	3,251,759,632
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 4 YEAR: 2005
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004
(Thousands of Pesos)

Consolidated
Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**49,550,487**	**100**	**46,307,331**	**100**
2	COST OF SALES	22,774,644	46	20,225,130	44
3	**GROSS INCOME**	**26,775,843**	**54**	**26,082,201**	**56**
4	OPERATING EXPENSES	13,002,818	26	12,494,366	27
5	**OPERATING INCOME**	**13,773,025**	**28**	**13,587,835**	**29**
6	TOTAL FINANCING COST	(765,386)	(2)	(198,964)	0
7	**INCOME AFTER FINANCING COST**	**14,538,411**	**29**	**13,786,799**	**30**
8	OTHER FINANCIAL OPERATIONS	(108,154)	0	(199,320)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**14,646,565**	**30**	**13,986,119**	**30**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	5,143,570	10	5,609,501	12
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**9,502,995**	**19**	**8,376,618**	**18**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**9,502,995**	**19**	**8,376,618**	**18**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**9,502,995**	**19**	**8,376,618**	**18**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**9,502,995**	**19**	**8,376,618**	**18**
19	NET INCOME OF MINORITY INTEREST	2,211,720	4	1,987,650	4
20	**NET INCOME OF MAJORITY INTEREST**	**7,291,275**	**15**	**6,388,968**	**14**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2005
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

CONSOLIDATED
FINAL PRINTING

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**49,550,487**	**100**	**46,307,331**	**100**
21	DOMESTIC	35,641,025	72	33,171,580	72
22	FOREIGN	13,909,462	28	13,135,751	28
23	TRANSLATED INTO DOLLARS (***)	1,253,712	3	1,094,162	2
6	**TOTAL FINANCING COST**	**(765,386)**	**100**	**(198,964)**	**100**
24	INTREST PAID	56	0	136	0
25	EXCHANGE LOSSES	236,822	31	122,513	62
26	INTEREST EARNED	1,483,274	194	993,108	499
27	EXCHANGE PROFITS	138,662	18	119,482	60
28	GAIN DUE TO MONETARY POSITION	619,672	81	790,977	398
42	LOST IN UDIS UPGRADE	0	0	0	0
43	GAIN IN UDIS UPGRADE	0	0	0	0
8	**OTHER FIANCIAL OPERATIONS**	**(108,154)**	**(100)**	**(199,320)**	**(100)**
29	OTHER NET EXPENSES (INCOME) NET	(108,154)	(100)	(199,320)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**5,143,570**	**100**	**5,609,501**	**100**
32	INCOME TAX	4,427,080	86	4,515,001	80
33	DEFERED INCOME TAX	(109,867)	(2)	(449,050)	(8)
34	WORKERS' PROFIT SHARING	985,754	19	1,242,463	22
35	DEFERED WORKERS' PROFIT SHARING	(159,397)	(3)	301,087	5

(***) FIGURES IN THOUSANDS OF US DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 4 YEAR: 2005
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Consolidated
Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	53,328,415	50,560,764
37	NET INCOME OF THE YEAR	9,533,246	5,015,362
38	NET SALES (**)	49,550,487	46,307,331
39	OPERATION INCOME (**)	13,773,025	13,587,835
40	NET INCOME OF MAYORITY INTEREST(**)	7,291,275	6,388,968
41	NET CONSOLIDATED INCOME (**)	9,502,995	8,376,618

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2005
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM OCTOBER THE 1ST TO DECEMBER 31, 2005 AND 2004
(Thousands of Pesos)

CONSOLIDATED
FINAL PRINTING

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**12,133,536**	**100**	**11,360,439**	**100**
2	COST OF SALES	5,658,104	47	4,858,963	43
3	**GROSS INCOME**	**6,475,432**	**53**	**6,501,476**	**57**
4	OPERATING EXPENSES	3,416,746	28	3,267,606	29
5	**OPERATING INCOME**	**3,058,686**	**25**	**3,233,870**	**28**
6	TOTAL FINANCING COST	10,463	0	(4,924)	0
7	**INCOME AFTER FINANCING COST**	**3,048,223**	**25**	**3,238,794**	**29**
8	OTHER FIANCIAL OPERATIONS	145,170	1	255,305	2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,903,053**	**24**	**2,983,489**	**26**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,150,655	9	707,031	6
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,752,398**	**14**	**2,276,458**	**20**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION**	**1,752,398**	**14**	**2,276,458**	**20**
14	INCOME OF DISCONTINOUS OPERATION	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,752,398**	**14**	**2,276,458**	**20**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET COSOLIDATED INCOME**	**1,752,398**	**14**	**2,276,458**	**20**
19	NET INCOME OF MINORITY INTEREST	404,258	3	540,357	5
20	**NET INCOME OF MAJORITY INTEREST**	**1,348,140**	**11**	**1,736,101**	**15**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2005
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

CONSOLIDATED
FINAL PRINTING

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**12,133,536**	100	**11,360,439**	100
21	DOMESTIC	9,180,107	76	8,621,526	76
22	FOREIGN	2,953,429	24	2,738,913	24
23	TRANSLATED INTO DOLLARS (***)	272,838	2	231,323	2
6	**TOTAL FINANCING COST**	**10,463**	100	**(4,924)**	100
24	INTREST PAID	45	0	66	1
25	EXCHANGE LOSSES	104,286	997	32,367	657
26	INTEREST EARNED	357,299	3,415	330,656	6,715
27	EXCHANGE PROFITS	42,952	411	28,245	574
28	GAIN DUE TO MONETARY POSITION	306,383	2,928	321,544	6,530
42	LOST IN UDIS UPGRADE	0	0	0	0
43	GAIN IN UDIS UPGRADE	0	0	0	0
8	**OTHER FIANCIAL OPERATIONS**	**145,170**	100	**255,305**	100
29	OTHER NET EXPENSES (INCOME) NET	145,170	100	255,305	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,150,655**	100	**707,031**	100
32	INCOME TAX	678,916	59	457,493	65
33	DEFERED INCOME TAX	309,243	27	(284,276)	(40)
34	WORKERS' PROFIT SHARING	189,647	16	232,727	33
35	DEFERED WORKERS' PROFIT SHARING	(27,151)	(2)	301,087	43

(***) FIGURES IN THOUSANDS OF US DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **4** YEAR: **2005**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004

(Thousands of Pesos)

Consolidated

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**9,502,995**	**8,376,618**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,216,392	3,068,384
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**11,719,387**	**11,445,002**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,427,294)	(959,388)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**10,292,093**	**10,485,614**
6	CASH FLOW FROM EXTERNAL FINANCING	(105,742)	1,481,994
7	CASH FLOW FROM INTERNAL FINANCING	(4,591,144)	(3,958,945)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(4,696,886)**	**(2,476,951)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(4,339,213)**	**(4,817,773)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,255,994	3,190,890
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	16,377,740	13,186,850
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	17,633,734	16,377,740

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2005
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

CONSOLIDATED
FINAL PRINTING

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**2,216,392**	**3,068,384**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,477,921	2,185,199
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	15,050	85,021
40	+ (-) ITEMS ADDED TO INCOME WICH DO NOT REQUIRE USING CASH	(276,579)	798,164
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,427,294)**	**(959,388)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(1,216,432)	(392,979)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(91,650)	(362,808)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(260,352)	99,220
21	+ (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT	184,948	307,877
22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	(43,808)	(610,698)
6	**CASH FLOW FROM EXERNAL FINANCING**	**(105,742)**	**1,481,994**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(105,742)	1,481,994
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(4,591,144)**	**(3,958,945)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENDS PAID	(4,591,144)	(3,958,945)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(4,339,213)**	**(4,817,773)**
34	+ (-) INCREASE (DECREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(6,189)	(157,869)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(7,023,580)	(3,935,067)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	2,996,698	(508,925)
37	+ SALE OF OTHER PERMNENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(306,142)	(215,912)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2005
GRUPO MODELO, S.A. DE C.V.

RATIOS
CONSOLIDATED

CONSOLIDATED
FINAL PRINTING

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	19.18%		18.09%	
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.92%		13.23%	
3	NET INCOME TO TOTAL ASSETS (**)	11.84%		11.03%	
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	55.02%		56.56%	
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	-6.52%		-9.44%	
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.62	times	0.61	times
7	NET SALES TO FIXED ASSETS (**)	1.08	times	1.05	times
8	INVENTORIES ROTATION (**)	3.95	times	3.55	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	13	days	9	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00%		0.00%	
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	15.16%		17.22%	
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.18	times	0.21	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	3.31%		3.27%	
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%		0.00%	
15	OPERATING INCOME TO INTEREST PAID	245,946.88	times	99,910.55	times
16	NET SALES TO TOTAL LIABILITIES (**)	4.07	times	3.54	times
	LIQUIDITY				
17	CURREENT ASSETS TO CURRENT LIABILITIES	6.33	times	5.91	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	5.06	times	4.62	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	2.36	times	1.99	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	388.25%		372.16%	
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	23.65%		24.72%	
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	-2.88%		-2.07%	
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	183,787.38	times	77,100.10	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	2.25%		-59.83%	
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	97.75%		159.83%	
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	161.86%		81.68%	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2005
GRUPO MODELO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

CONSOLIDATED
FINAL PRINTING

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$2.24	$1.96
2	BASIC PROFIT PER PREFERENT SHARE (**)	$0.00	$0.00
3	DILUITED PROFIT PER ORDINARY SHARE (**)	$2.24	$1.96
4	CONTINUOUS OPERATIONG PROFIT PER COMUN SHARE(**)	$2.92	$2.58
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00
8	CARRYING VALUE PER SHARE	$16.10	$14.85
9	CASH DIVIDEND ACUMULATED PER SHARE	$1.08	$0.91
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	2.39 times	2.13 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINAY SHARE (**)	17.19 times	16.18 times
13	MARKET PRICE TO BASIC PROFIT PREFERENT SHARE (**)	0.00 times	0.00 times

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

R06: THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS (UNIDADES DE INVERSION = INVESTMENT UNITS), AND THEREFORE WITH THIS COMMENT THE COMMUNICATION DATE DECEMBER 27, 1999, IS COMPLIED WITH.

THE CHANGE FROM APPLICATION OF THE INITIAL EFFECT OF THE DEFERRED TAX ON SHAREHOLDERS´ EQUITY OF THE MAJORITY INTEREST WAS MADE IN THE ACCUMULATED PROFITS ACCOUNT WITH REFERENCE S42 FOR AN AMOUNT OF PS. 5,069,105, THIS BASED ON THE PROVISION OF BULLETIN D-4 INDICATING THAT THE INITIAL EFFECT OF THE APPLICATION OF THIS PRINCIPLE IS PRESENTED IN ONLY ONE ACCOUNT. THIS LINE WAS USED, SINCE IN THE SIFIC THERE IS NO REFERENCE IN WHICH WE CAN SHOW SAID EFFECT.

REFERENCE R37 "TAX RESULT FOR THE PERIOD" CORRESPONDS TO THAT OF GRUPO MODELO, DETERMINED ON THE BASIS OF THE TAX CONSOLIDATION REGIME.

THE CONTRIBUTIONS MADE TO PENSION PLANS (INCLUDES IN 2004 THE EFFECT OF THE RESTRUCTURING OF THE MINORITY INTEREST CAPITAL) ARE CONSIDERED IN REFERENCE C26 "OTHER FINANCING" THIS IS BECAUSE IN REFERENCE C7 "FLOW FROM OWN FINANCING" THERE IS NO ITEM THAT ALLOWS NOTING THOSE MATTERS.

REFERENCE C31 COLUMN INCLUDES THE PAYMENT OF DIVIDENDS IN THE FOLLOWING MANNER:

		2005	2004
MAJORITY SHAREHOLDERS	PS.	3,488,098	2,961,569
MINORITY SHAREHOLDERS		1,103,046	997,376
TOTAL (REFERNCE C-31)		4,591,144	3,958,945

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

Mexico City, February 27, 2006 – Grupo Modelo, S.A. de C.V. and Subsidiaries (BMV: GMODELO) ("Grupo Modelo" or "the Company"), the leading brewer in Mexico and producer of the best-selling Mexican beer in the world, today announced its financial and operating results for the fourth quarter and full year ended December 31, 2005.

In the fourth quarter of 2005, total beer volume grew 3.8% compared to the same period of last year. In the domestic market, a 0.5% increase in volume reflected the high basis of comparison as well as adverse weather conditions. Export volume, however, registered an increase of 14.6%, based on the Company's higher sales in North America, Europe and Oceania. As a result, the share of exports in the total sales volume mix rose from 23.8% in 2004 to 26.2% in 2005.

Net sales totaled 12,133 million pesos, a 6.8% increase over the same quarter of 2004. This figure reflects increases of 3.4% in domestic sales and 7.8% in exports. Net sales in the domestic market benefited from the 2.9% rise in the price per hectoliter in real terms. In exports, while the price per hectoliter in dollars rose 3.0%, it declined 5.9% in peso terms due to that currency's appreciation against the U.S. dollar. Total export revenues increased 17.9% year over year, to 273 million dollars.

The cost of goods sold totaled 5,658 million pesos, an increase of 16.4%. This resulted from pressures in packaging costs, mainly in glass bottles, as well as a higher proportion of exports in the sales mix. Therefore, gross profit declined 0.4%, equaling 6,475 million pesos. The gross margin was 53.4%, or a 3.8 percentage point decline compared with 2004.

Operating expenses grew 4.6% during the quarter and represented 28.2% of net sales, a 60 basis point decline compared to last year. Total operating expenses per domestic hectoliter increased 4.1% during the quarter, reflecting the Company's diverse initiatives to strengthen distribution channels, as well as higher marketing support in Mexico and abroad. The operating margin of 25.2% was 3.3 percentage points lower than the 2004 figure.

The comprehensive cost of financing was 10 million pesos, primarily resulting from the exchange loss posted during the period.

The effective tax rate (including profit sharing) was 39.6%, higher than the figure registered in the fourth quarter of the prior year. It is important to note that in 2004 Grupo Modelo registered a fiscal benefit in deferred taxes due to regulations regarding the gradual reduction in the corporate rate.

Net majority income was 1,348 million pesos, a decrease of 22.4% from the year ago period. This reflects the operating result and the aforementioned tax effect.

Grupo Modelo S.A. de C.V. and Subsidiaries
Sales of beer in million hectoliters

Market	Q4 2005	%	Q4 2004	%	Var. (%)
Domestic	8.318	73.8	8.278	76.2	0.5
Export	2.960	26.2	2.584	23.8	14.6
Total	11.278	100.0	10.862	100.0	3.8

Full Year 2005 Results

Total beer volume grew 6.4% in 2005 compared to the year ago period, totaling 45.5 million hectoliters. Volumes in the domestic market rose 4.0%, while exports increased 12.3%.

Exports represented 30.2% of total volume, with the U.S. as the main market. In the U.S., Modelo Especial sales outperformed other imports, and the brand now represents the fourth leading import in that market, rising two positions compared to 2004. Furthermore, total volumes in Europe increased at a double-digit pace during the year.

Grupo Modelo's import brand portfolio headed by Bud Light and Budweiser grew 35.1%, leading the category by an estimated market share of 36.5%. The import segment in Mexico represents approximately 2.0% of the industry.

Net sales in 2005 totaled 49,551 million pesos, an increase of 7.0%. Domestic sales grew 4.7%, boosted by strong volume and price. In exports, revenues rose 5.9%, reflecting the impact of the strong peso. Total export revenues were 1,254 million dollars, which represented an increase of 14.6% compared with the previous year. In dollar terms, the price per hectoliter increased 2.0%, however, it dropped 5.7% in peso terms.

The cost of goods sold rose 12.6% as a result of pressures in bottle costs and a shift in mix towards exports. Consequently, the gross margin was 54.0%, compared to the 56.3% posted in 2004.

Operating expenses were up 4.1%, rising at lower rate than net sales growth. Therefore, total expenses as a percentage of net sales declined 80 basis points over the previous year, equaling 26.2%. Total expenses per domestic hectoliter remained stable, growing a minimal 0.1% compared with the same period of the prior year. Similarly, total expenses per total hectoliter fell 2.2%.

Operating profit registered an increase of 1.4%, totaling 13,773 million pesos. Thus, operating margin was 27.8%, a 1.5 percentage point decline from the 2004 figure.

Depreciation and amortization totaled 2,478 million pesos, a 13.4% increase compared to last year, and represented 5.0% of net sales. This increase was due to the utilization of new equipment and ongoing

modernization of assets in different areas of the organization. In 2005, EBITDA (Operating income + Depreciation – Equity income of Associates included in COGS) totaled 15,817 million pesos, a 2.6% increase from the previous year. Consequently, EBITDA margin was 31.9%.

Below the operating results line, the comprehensive cost of financing resulted in a positive gain of 765 million pesos. This compares favorably with the 199 million pesos posted in the previous year, reflecting the benefit of higher real interest rates and lower inflation.

In terms of taxes, the effective tax rate (including profit sharing) was 35.1% compared to the 40.1% in 2004. This tax rate fluctuation is primarily due to the lower corporate tax rate in force as of January 1, 2005.

Net majority income increased 14.1% in the year, contributing to the 90 basis point expansion in net margin, which rose to 14.7%. On a cumulative basis, earnings per share totaled 2.24 pesos, higher than the 1.96 pesos posted in 2004.

Financial Position

As of December 31, 2005, Grupo Modelo's cash and marketable securities represented 22.0% of total assets. In the last twelve months, total assets grew 5.8%. The financial position of the Company remained strong with a debt-free capital structure and short-term operational liabilities of 4,542 million pesos. The majority stockholders' equity totaled 52,365 million pesos, representing an 8.5% increase compared to the prior year.

Capital Expenditures

Grupo Modelo invested 4,027 million pesos of its internal cash flow in 2005 to continue its modernization and expansion projects throughout the organization. The funds were allocated as follows:

Area	December 2005
Tuxtepec Brewery	17.6%
Breweries & Other Factories	37.1%
Sales	45.3%

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Grupo Modelo, S.A. de C.V. and Subsidiaries
Sales of beer in million hectoliters
Figures as of December 31, 2005 and 2004

Market	2005	%	2004	%	Var. (%)
Domestic	31.806	69.8	30.588	71.4	4.0
Export	13.737	30.2	12.232	28.6	12.3
Total	45.543	100.0	42.820	100.0	6.4

GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

(Amounts in thousands of constant Mexican pesos as of December 31, 2005)

1. INCORPORATION AND CORPORATE PURPOSE:

a) Grupo Modelo, S. A. de C. V. and Subsidiaries (Group) is mainly engaged in the production and sale of beer, which began in 1925.

b) The main activity of Grupo Modelo, S. A. de C. V. is holding 76.75% of the common stock of Diblo S.A. de C.V., whose business purpose is holding real estate and investing in shares of subsidiaries mainly involved in the production, distribution and sale of beer in Mexico and abroad. The most important companies, on the basis of their operations and stockholders' equity, are as follows:

Breweries:	Percentage of shareholding
Cervecería Modelo, S. A. de C. V.	100
Compañía Cervecera de Zacatecas, S. A. de C. V.	100
Compañía Cervecera del Trópico, S. A. de C. V.	100
Cervecería Modelo de Guadalajara, S. A. de C. V.	100
Cervecería Modelo del Noroeste, S. A. de C. V.	100
Cervecería Modelo de Torreón, S. A. de C. V.	100
Cervecería del Pacífico, S. A. de C. V.	100
Transformation of barley to malt:	
Cebadas y Maltas, S. A. de C. V.	100
Extractos y Maltas, S. A.	98
Machinery manufacturers:	

Inamex de Cerveza y Malta, S. A. de C. V.	100
Manufacturer of beer cans and crowns:	
Envases y Tapas Modelo, S. A. de C. V.	100

Agencies distributing beer and other products:	Percentage of shareholding
Las Cervezas Modelo en el Pacífico, S.A. de C.V.	100
Las Cervezas Modelo del Noreste, S.A. de C.V.	100
Las Cervezas Modelo en Morelos, S.A. de C.V.	100
Las Cervezas Modelo del Sureste, S.A. de C.V.	100
Las Cervezas Modelo en San Luis Potosí, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en Chihuahua, S.A. de C.V.	100
Las Cervezas Modelo del Altiplano, S.A. de C.V.	100
Las Cervezas Modelo en Baja California, S.A. de C.V.	100
Las Cervezas Modelo en Guerrero, S.A. de C.V.	100
Las Cervezas Modelo en Sonora, S.A. de C.V.	100
Las Cervezas Modelo del Centro, S.A. de C.V.	100
Las Cervezas Modelo del Occidente, S.A. de C.V.	100
Las Cervezas Modelo en Nuevo León, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en el Norte, S.A. de C.V.	100
Las Cervezas Modelo en Campeche S.A. de C.V.	100
Las Cervezas Modelo del Estado de México S.A. de C.V.	100
Company controlling distributors of beer and other products abroad:	
Procermex, Inc.	100

The Group is in the process of merging its distribution agencies in order to improve its operations.

2. ACCOUNTING POLICIES:

The main accounting policies applied by the Group in the preparation of these consolidated financial statements are in accordance with generally accepted accounting principles in Mexico. These accounting principles require that Group's Management makes estimates based on circumstances and applies certain assumptions in determining the valuation of some items included in the consolidated financial statements.

The main accounting policies are summarized as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (1)

ANNEX 2 **CONSOLIDATED**
Final Printing

a) Consolidation - The Group prepares consolidated financial statements, which include the financial situation and the results of the companies in which Diblo, S.A. de C.V. has control and direct or indirect participation of more than 50% of the common stock; significant intercompany operations have been eliminated in consolidation.

b) Basis for preparation - The consolidated financial statements of the Group include the effects of inflation on the financial information, as required by integrated Statement B-10, issued by the Mexican Institute of Public Accountants (MIPA).

c) Comparability - The figures shown in the consolidated financial statements and its notes are stated consistently in Mexican pesos at the purchasing power of December 31, 2005, by applying factors derived from the National Consumer Price Index (NCPI).

d) Translation of the financial information of subsidiaries located abroad - Translation of the financial information of the subsidiaries abroad to Mexican pesos, required for consolidation, was conducted in accordance with the guidelines of Statement B-15 "Transactions in Foreign Currency and Translation of the Financial Statements of Operations Abroad", issued by MIPA, through the method of integrated foreign operations. The purchase exchange rate of $10.63 ($11.00 in 2004) per U.S. dollar, was used in translating monetary items; non-monetary items and the income statement were translated into Mexican pesos at the exchange rates prevailing on the dates on which the transactions that originated them were carried out. The effects derived from this translation are shown in the integral result from financing.

e) Marketable securities - The market securities correspond to financial securities related to the business purpose and financial securities available for sale and are valued at their fair value, which is similar to their market value. The fair value is the amount of money used to change a financial asset to liquidate a financial liability among interested and willing parties, in a free market transaction.

f) Derivative financial instruments - Investments in derivative financial instruments held for trading or to hedge the risk of adverse movements in consumables are recognized as assets and liabilities at their fair value. Gains or losses on those instruments are recorded in income (See Note 16). Beginning 2005, the Group adopted Statement C-10, "Derivative Financial Instruments and Coverage Operations". Adoption of this statement did not have a signifcant effect on the profit of the year.

g) Inventories – They are valued by the replacement cost method, not exceeding their fair value.

h) Cost of sales – It is detrminated based on the restated value of inventories.

i) Investment in shares of associates - Permanent investment in shares are recorded at acquisition cost and are valued by applying the equity method. The participation in the profits of associated companies which manufacture items neccesary for the production of beer, is included in the income statement reducing the cost of sales.

j) Property, plant and equipment - These items are recorded at acquisition cost, and are restated by applying the inflation factors derived from the NCPI, to the net replacement value determined by independent expert appraisers at December 31, 1996, and in accordance with their acquisition cost, in the case of subsequent purchases to that date.

k) Construction in progress and advances to suppliers - These items are recorded at the value at which the expenditures are made, and are restated though the application of the inflation factors derived from the NCPI, according to the ageing of the expenditure.

l) Depreciation - This item is calculated based on the restated values of property, plant and equipment, based on the probable useful life as determined by independent appraisers, and the technical department of the Group. Anual depreciation rates are shown in Note 6.

m) Unamortized expenses – These items are recorded at the value of acquisition, considering they are identifiable, provide expected economic benefits and the company has control over such benefits. These items are restated, applying factors derived from the NCPI, as per the ageing of expenditures. Licenses and permits are recorded at their acquisition cost, which, at the date of the consolidated financial statements, is similar to their market value.

n) Amortization – The original amount and restatement of installation, organization expenses and intangible assets are amortized by the straight-line method. The rate used for accounting purposes (between 5% and 10%) it´s determined in accordance with the expected future economic benefits.

o) Long-lived assets -The Group's Management has carried out a study to determine the fair value in their long-lived assets, tangibles and intangibles, in order to determine if exist or not a significant imparment on these assets. At the date of consolidated financial statemensts, there was not required any adjustment by this item.

p) Foreign currencies - The assets and liabilities that represent rights and obligations receivable or payable in foreign currency, are translated to Mexican pesos at the exchange rate in effect on the transaction date (See Note 14). Balances at the end of the year are valued at the rate of exchange in effect at the end of the year, and the resulting differences are recorded directly in the income statement, forming part of the integral result from financing.

q) Estimates, liabilities and provisions – These items are recorded based on Management's Group best estimate, although this estimates could differ from their final effect.

r) Labor obligations upon retirement - Labor obligations for projected benefits were determined in accordance with the guidelines established in Statement D-3, "Labor Obligations", issued by the MIPA.Until December 2004, severances and voluntary retirement payments were recorded in the income statement at the moment of their exigency. Contributions to the trusts that handle the plan assets correspond to the pension plans approved by the Mexican Tax Authorities. (See Note 8).

s) Deferred income tax and employees'profit sharing.- In recognizing deferred income tax, the Group uses the method of comprehensive asset and liabilities, which consists of determining the aforementioned tax by applying the income tax rate corresponding to temporary differences between the accounting and fiscal values of assets and liabilities at the date of the consolidated financial statements. Regarding deferred employees' profit sharing, is only generated by not recurrent temporary differences. Fiscal dispositions effective on January, 2005, make the Group recorded a liability for this item, amounting $145,902 ($301,087 in 2004) (See Note 12c).

t) Restatement of stockholders' equity - This account is restated by applying inflation factors derived from the NCPI, according to their ageing or contribution date. The effects of that restatement are presented in the consolidated financial statements, in each of the accounts that gave rise to them.

u) Insufficiency in the restatement of stockholders' equity - The balance of this account is represented by the algebraic sum of the items "Result from holding non-monetary assets" and "Accumulated equity monetary result" which are described below:

Result from holding non-monetary assets - This item represents the change in the value of non-monetary assets due to causes other than inflation. It is determined only when the specific cost method is used, since these costs are compared with restatements determined through the NCPI. If the specific costs are higher than the indexes, there will be a gain from with holding; otherwise, a loss will occur. The result from holding non-monetary assets generated until 1996, due to the restatement of fixed assets, is restated as the other stockholders' equity accounts.

Accumulated equity monetary result - This item is the result originated in the initial restatement of the financial statement figures.

v) Result from monetary position - This account represents the effect of inflation on monetary assets and liabilities, even though they continue to have the same nominal value. When monetary assets exceed monetary liabilities, a monetary position loss is generated, since when use of these is made, an amount equal to the nominal value will be at the Group's disposal, but with a lower purchasing power. When liabilities are greater, a gain will be obtained, since they are settled

with money of lower purchasing power. Those effects are charged or credited to income, forming part of the integral result from financing.

w) Comprehensive income - Statement B-4 "Comprehensive Income" requires that items making up the gained equity during the period be shown in the statement of changes in stockholders' equity, under the item of comprehensive income.

x) Earnings per share - Earnings per share attributable to the majority interest, were calculated based on the average of common outstanding shares.

3. ACCOUNTS AND NOTES RECEIVABLE:

The balance of this account is made up as follows:

Item	2005	2004
Trade accounts receivable	$3,412,282	$2,793,390
Sundry debtors	449,438	251,622
Sellers	18,206	53,089
	3,879,926	3,098,101
Less - Allowance for doubtful accounts	(378,168)	(370,433)
	3,501,758	2,727,668
Recoverable taxes	743,989	290,128
Non-consolidated related companies (See Note 13)	26,178	35,129
Officers and employees	30,930	33,496
	4,302,855	3,086,421
Less - Short-term accounts and notes receivable	(3,146,273)	(1,993,655)
Long- Term accounts and notes receivable	$1,156,582	$1,092,766

4. INVENTORIES:

The balance of this account is made up as follows:

Item	2005	2004
Containers and packaging	$1,838,552	$1,801,236

Finished goods and work in process	1,411,884	1,078,885
Raw materials	1,406,284	1,733,793
Spare parts and accessories	604,538	636,136
Merchandise in transit and advances to suppliers	527,031	510,535
Advertising articles	112,264	106,578
	5,900,553	5,867,163
Less- Allowance for slow-moving inventories	(138,451)	(169,272)
	$5,762,102	$5,697,891

5. INVESTMENT IN SHARES OF ASSOCIATES:

a) The balance of this account is made up as follows:

Companies	Percentage of shares composing the capital stock	2005	2004
Dirección de Fábricas, S. A. de C. V. (holding company of glass container manufacturing companies)	41	$2,514,997	$2,495,896
Gondi, S. A. de C. V.	7	181,818	196,579
Foreign investments	40-81	133,467	131,653
		2,830,282	2,824,128
Others		50,145	44,918
		2,880,427	2,869,046
Less - Allowance for decline in book value		(132,208)	(69,752)
		$2,748,219	$2,799,294

b) The amount of the investment in shares of associates includes the shareholding in the results of those entities, amounting to $433,984 ($355,059 in 2004) of profit.

6. PROPERTY, PLANT AND EQUIPMENT, NET:

a) The balance of this account is made up as follows:

		2005			2004
Item	Depreciation anual rate	Net historical cost	Net restatement	Net total value	Net total value
Land	-	$ 1,502,140	$ 3,106,019	$ 4,608,159	$ 4,452,500
Machinery and equipment	5 %	13,631,210	7,362,791	20,994,001	18,380,073
Transportation equipment	12 a 25 %	2,287,791	438,824	2,726,615	2,432,491
Building and other structures	2 %	6,438,810	6,480,152	12,918,962	11,474,653
Computer equipment	25 %	507,772	30,434	538,206	352,015
Furniture and other equipment	7 %	396,640	109,008	505,648	548,458
Antipollution equipment	5 %	594,346	285,061	879,407	701,640
Construction in progress and Advances to suppliers	-	2,490,191	139,082	2,629,273	5,876,278
		$ 27,848,900	$ 17,951,371	$ 45,800,271	$ 44,218,108

Depreciation for the year amounted to $2,394,064 ($2,122,584 in 2004).

b) The Group's Management estimates that completion of works in process and advances to suppliers will require an additional investment of approximately $3,540,000 ($6,135,898 in 2004), to be applied to the construction of warehouses, offices and the acquisition and installation of new production lines and the expansion of factory production capacity. This work is to be completed during the exercise of 2006 and 2007.

7. OTHER ASSETS:

The balance of this account is made up as follows:

Item	2005	2004
Unamortized expenses	$1,832,424	$1,695,291
Goodwill and other intangible assets	355,810	218,388
	2,188,234	1,913,679
Less- Acumulated amortization	(709,232)	(628,729)
	1,479,002	1,284,950

Intangible assets of labor obligations upon retirement (See Note 8)	341,324	496,310
	$1,820,326	$1,781,260

8. LABOR OBLIGATIONS UPON RETIREMENT:

The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and the Mexican Federal Labor Law. These compensations are claimed only after having worked a certain number of years.

- As of the date of the consolidated financial statements the amount of the accrued liability for labor obligations upon retirement of the personnel is analyzed as follows:

Description	2005	2004
Obligations for current benefits	$4,842,306	$4,813,508
Additional amount for projected benefits	397,758	409,378
Obligations for projected benefits	5,240,064	5,222,886
Plan assets (trust fund)	(4,607,672)	(3,955,403)
Items to be amortized over a period of 15 to 21 years:	632,392	1,267,483
For adjustments to variances	(1,035,640)	(1,607,307)
For past services	(556,567)	(516,766)
Projected net assets	(959,815)	(856,590)
Additional liability made of:		
Intangible assets	341,324	496,310
Adjustment to capital	646,837	1,012,167
Accrued liability	$ 28,346	$ 651,887

- The intangible assets and the adjustment to capital are created for those subsidiaries in which the trust funds and the net current liability are less than the obligations for current benefits.

- Contributions to the trusts that manage the plan assets, in the period amounted to $450,785 ($473,775 in 2004). During the year payments made by the trusts to beneficiaries, amounted to $253,384 ($205,502 in 2004).

- The net cost for the period amounted to $355,000 ($365,077 in 2004), and was determined in the same manner as projected benefits obligations at an estimated real rate of return of 5%, and on average increase in salaries of 1.5% in both periods.

- During the year severances were paid by $398,106 ($276,075 in 2004). In January 1° 2005, Statement D-3, "Labor Obligations" become effective, which provide additional valuation and disclosure rules for recognizing severance payments due to this new dispositions, the Group recorded a Labor relationship termination liability that amounts to $79,478, which will be amortized in the remanent average labor life of the employees. The effect of this item in the income statement represented an expense by $16,538.

- The tax provisions related to pension plan and retirement funds stipulate that investments in securities issued by the Company itself or by related parties must not exceed 10% of the overall reserve for these funds, when the securities in question are approved by the National Banking and Securities Commission. Should this percentage exceed the limit, the Company will have until December 31, 2006 to comply with this requirement.

9. CONTINGENCIES AND COMMITMENTS:

a) Groups' Management recorded in 2004 a reserve of $191,950 in order to support expenses from its restructuring Group plan, which mainly involves mergers among Agencies. During the year expenses have reducted this reserve by $126,941.

b) There are lawsuits filed before the authorities for different reasons. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any case, the result of the lawsuits will not substantially affect the consolidated financial situation, nor the consolidated results of its operations.

c) As of the date of the consolidated financial statements, there are purchasing commitments for the purchase of inventories, machinery and equipment in the amount of approximately 122 millions of U.S. dollars (164 millions of U.S. dollars in 2004).

d) In 2000 and 2001, straight-leasing agreements were signed for air transportation equipment, establishing mandatory terms of 10 and 7 years and monthly rent of 170,000 U.S. dollars and 24,000 U.S. dollars, respectively.

10. COMMON STOCK:

As of December 31, 2005 and 2004, common stock is comprised of 3,251,759,632 shares, with no par value, divided as follows:

Description	Amount
Fixed capital:	
Series A Class I shares - Without withdrawal rights, represented by 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always represent 56.10% of the total shares of the common stock with voting rights; and may be acquired directly or indirectly only by Mexican individuals or corporations (historical value)	$ 785,996
Variable capital:	
Series B Class II shares - Represented by 1,142,017,984 fully subscribed and paid-in common voting shares, which in no case may represent more than 43.90% of the total voting shares of the common stock, and will be subject to no subscription limitations (historical value)	1,085,855
Series C Class II shares - Represented by 650,351,920 fully subscribed and paid-in nonvoting shares; which in no case may represent more than 20% of the common stock (historical value)	967,801
	2,839,652
Effect of restatement	12,329,578
	$15,169,230

b) Composition of updating of some shareholder's equity accounts:

ITEM	NET HISTORICAL COST	NET RESTATEMENT	NET RESTATEMENT
CAPITAL	2,839,652	12,329,578	15,169,230

SHARE PREMIUM	193,388	816,848	1,010,236
ACCUMULATED PROFITS:			
LEGAL RESERVE	1,615,768	587,075	2,202,843
RESERVE FOR ACQUISITION OF OWN SHARES	150,000	488,100	638,100
TO BE APPLIED	21,239,132	11,071,545	32,310,677
PROFIT FOR THE PERIOD	7,103,558	187,717	7,291,275
TOTAL	$33,141,498	$25,480,863	$58,622,361

11. COMPREHENSIVE INCOME:

The Grupo's comprehensive income for the year is made up as follows:

Description	2005	2004
Consolidated net profit for the year	$9,502,995	$8,376,618
Adjustment to capital for labor obligations upon retirement	357,518	18,662
Result from holding non-monetary assets	3,804	25,854
Comprehensive income	$9,864,317	$8,421,134

12. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a) The income tax and asset tax provision as of December 31 is made up as follows:

Item:	2005	2004
Income tax incurred	$4,377,179	$4,477,917
Asset tax	49,901	37,084
Deferred income tax	(109,867)	(449,050)
	$4,317,213	$4,065,951

b) On January 1, 2005, amendments to Income Tax Law werw made regarding the annual reduction of the tax rate until it reaches the nominal rate of 28% in 2007. The current income tax of the year was determined applying the rate of 30% to the fiscal result (33% in 2004). The rate used to calculate deferred income tax was 28%.

c) Deferred taxes and employee's profit sharing – The main temporary items giving rise to this liability at the date of these consolidated financial statements are analyzed as follows:

Item:	2005	2004
Fixed assets and other assets	$5,827,878	$5,589,035
Inventories	934,304	1,485,682
Labor obligations upon retirement	268,567	257,741
Others	571,701	494,101
Subtotal	7,602,450	7,826,559
Tax credits corresponding to:		
Asset tax recoverable	(149,244)	(96,092)
Tax losses, net of valuation allowance	-	(8,817)
Total deferred tax liability	7,453,206	7,721,650
Deferred employees' profit sharing	145,902	301,087
Total deferred income tax and employees' profit sharing	$7,599,108	$8,022,737

d) Asset tax is calculated by applying the rate of 1.8% over the net amount of certain assets and liabilities and is paid only when asset tax exceeds income tax of the year.

e) Employees' profit sharing is calculated by applying the rate of 10% over the amount determined in accordance with the special rules set forth in the Income Tax Law.

Fiscal regulations in effect since January 2005, establish that the contributors could decide whether to consider the inventory stock as a taxable income as of December 31, 2004, approvising them follow the valuation method in use, or not to deduct the final inventory balance at the date mentioned, when it will be consumed or sold. For this reason, the Group recorded in 2004 a deferred employees' profit sharing liability against income of the year for $301,087.

Employees' profit sharing provision as of December 31, is made up as follows:

Item	2005	2004

Current employees' profit sharing	$ 985,753	$1,242,462
Deferred employees' profit sharing	(159,397)	301,087
	$ 826,356	$1,543,549

f) As of December 31, 2005, the legal rates for Income tax and Employee´s profit sharing reach 40% (43% in 2004), which differ them the effective rate, 35.12% (40.11% in 2004), due to the effects of the fiscal consolidation and non deducible expenses, mainly.

g) At the date of the consolidated financial statements, there is asset tax in the amount of $274,476 ($218,123 in 2004) which can be refunded in the following ten years, after restatement, provided income tax exceeds asset tax in any of those periods.

- Certain companies incurred no income tax, and therefore, the asset tax for the year is considered as an account receivable for those companies when there is certainty that said amount can be credited against income tax in future periods; this is shown in the consolidated balance sheet, together with deferred tax, as provided by Statement D-4. The accumulated balance of this item amounts $149,244 ($96,092 en 2004).

- Asset tax incurred by the controlled companies, where there is no certainty that the tax can be recovered and it exceeds income tax, was charged directly to results for the period, and amounted to $49,901($37,084 in 2004).

h) Grupo Modelo S.A. de C.V., together with its direct and indirect subsidiaries, is authorized to determine income tax as per the tax consolidation regime, as specified in the Income Tax Law. The main points of the consolidated tax result are as follows:

- The consolidation percentage of shareholding is the average shareholding, which is applied to each of the controled companies, and for the controling company since 2005 100% must be applied. Controlled companies unamortized prior years tax losses included in the determination of the consolidated tax result, which correspond from 1999 to 2004 fiscal years, and wich are to be amortized against tax profits generated in the year, are considered at the shareholding percentage multiplying by a factor of 0.60.

- Those companies, in which the direct or indirect participation through another controlled company does not exceed 50%, must not be included in the consolidation process.

- Tax losses of the controlling or controlled companies arising on an individual basis may not be amortized under current tax dispositions, but must be added to the consolidated profit from the consolidated tax result of the period in which the right is lost.

i) At the date of the consolidated balance sheet, there are tax losses, generated by subsidiaries before the incorporation to the fiscal consolidation date, that will affect the consolidated tax result by $29,599 ($26,809 in 2004), at the moment that aforementhion companies will generate positive fiscal results, these tax losses can be amortized against future tax profits after restatement. In this year prior year's tax losses in the amount of $12,165 ($11,573 in 2004), at historical values have been amortized.

j) In the event of capital distribution (in cash or assets), retained earnings are subject to income tax payable by the company which is considered to be a final payment, on the basis of the following:

- Dividends paid out from the Net Tax Income Account (CUFIN) are not subject to income tax. Any amount paid in excess is subject to 30% income tax in 2005 on the result of multiplying the dividend paid by the factor of 1.4286 (1.4925 in 2004); the corresponding tax may be credited against the company's income tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

- In this period, dividends in the amount of $3,414,348 ($2,771,475 in 2004) at historical value, have been decreed. The amount of $2,496,777 comes from the CUFINRE and caused income tax for distribution of reinvested earnings in the amount of $191,939, figure that was reserved in prior years, and the amount of $274,698 was distributed from CUFIN.

- As of the date of the consolidated financial statements, the balances of the net tax income account are as follows:

Item	2005	2004
CUFIN	$ 23,280,858	$ 19,626,634
CUFINRE	$ 136,902	$ -

k) In the event of a capital reduction, the excess of stockholders' equity over the Tax Account of Contributed Capital, the latter restated in accordance with the procedures established in the Income Tax Law, is accorded the same tax treatment as dividends.

l) In 2004, minority interest was purchased in some subsidiaries. This purchase represented 4.4% of it's total. Contributions related to changes in prior years retained earnings, representing 3.4% net of tax, were also received from minority stockholders.

13. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

The main transactions entered into with non-consolidated related companies are analyzed as follows:

Description	2005	2004
Purchases of:		
Containers and packaging	$5,123,485	$4,665,933
Raw materials	164,699	366,513
Machinery	74,566	175,169
	$5,362,750	$5,207,615
Sales of:		
Recyclable materials	$ 209,043	$ 146,038
Machinery and maintenance services	22,547	4,442
Freights and services charges	-	121
	$ 231,590	$ 150,601

14. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) As of the consolidated balance-sheet date, the Group has the following position in thousands of U.S. dollars:

Description	2005	2004
Assets	349,386	117,534
Liabilities	37,863	37,053

b) These currencies are valued at the following exchange rates:

	Assets	Liabilities
At the market exchange rate of $10.63 pesos for		

assets and $10.63 pesos for liabilities per U.S. dollar	$3,713,973	$402,484

-The market exchange rate as of the date of the consolidated financial statements, is $10.55 for assets and liabilities.

c) At the date of the consolidated financial statements, there were inventories amounting to 60,805 thousand U.S. dollars (59,071 thousand U.S. dollars in 2004), which, for the most part can only be acquired abroad.

d) During the year, the following operations were carried out in thousands of U.S. dollars:

Description	2005	2004
Exportation of finished goods	1,260,637	1,135,841
Collection of royalties	149,125	132,442
Exportation of packaging and other materials	44,082	18,534
	1,453,844	1,286,817
Purchase of inventories	221,453	134,270
Freight, advertising, taxes and duties, and other items	287,899	185,067
Purchase of machinery and payment of other services	84,617	119,556
Purchase of spare parts	8,646	20,802
	602,615	459,695
Net	851,229	827,122

15. INFORMATION PER SEGMENT:

Segment data is analyzed as follows:

2005	Income	Consolidated net profit	Identifiable assets
Domestic	$35,641,025	$6,956,192	$77,183,217
Exports	13,909,462	2,546,803	3,098,042(1)
	$49,550,487	$9,502,995	$80,281,259

2004	Income	Consolidated net profit	Identifiable assets
Domestic	$33,171,580	$5,980,905	$73,358,526
Exports	13,135,751	2,395,713	2,555,588(1)
	$46,307,331	$8,376,618	$75,914,114

(1) This amount solely includes assets related with beer distribution abroad.

16. FINANCIAL INSTRUMENTS:

a) Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, due mainly to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a risk of recovery, and continually monitors their behavior. When necessary, the estimation is adjusted.

b) The Group has made some transactions with derivative financial instruments, which have been set as a merge, due to them mitigate the exposure to volatility in the price of some consumables.

17. NEW ACCOUNTING PRONOUNCEMENTS:

Beginning January 1, 2006 it is effective the (NIF'S), issued by a new body Mexican Council for the Research and Development of Financial Report Standards (CINIF). Management considers that the adoption of these standards will not have a signifcant effect on the financial information of the Group.

MEXICAN STOCK EXCHANGE
SIFIC /ICS

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 4 YEAR: 2005

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
FINAL PRINTING

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
DIBLO, S.A. DE C.V.		243,229,213	76.75	2,912,876	51,574,839
TOTAL INVESTMENT IN SUBSIDIARIES				**2,912,876**	**51,574,839**
ASSOCIATES					
1 DIRECCION DE FABRICAS, S.A. DE C.V.	HOLDING	165,000,000	41.05	65,824	2,514,997
2 GONDI, S.A. DE C.V.	HOLDING	202,489,721	7.16	195	181,818
3 SEEGER INDUSTRIAL, S.A.	MACHINERY MANUFACTURES	248,000	81.30	9,274	77,337
4 RESERVE FOR IMPAIRMENT		1	0	0	(132,208)
TOTAL INVESTMENT IN ASSOCIATEDS				**75,293**	**2,641,944**
OTHER PERMANENT INVESTMENTS					**106,275**
TOTAL					**54,323,058**

NOTES

GRUPO MODELO, S.A. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V. WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 " COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS".

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSAND OF PESOS)

QUARTER 4 YEAR: 2005

CONSOLIDATED
FINAL PRINTING

CREDIT TYPE / INSTITUTION	AMORTIZATION DATE	RATE OF INTEREST	DENOMINATED IN PESOS		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH NATIONAL ENTITIES (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH FOREIGN ENTITIES (THOUSANDS OF $) TIME INTERVAL					
			UNTIL 1 YEAR	MORE THAN 1 YEAR	ACTUAL YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE	ACTUAL YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE
SUPPLIERS																
BOTTLES			37,390	0	0	0	0	0	0	0	0	0	0	0	0	0
CONTAINERS			222,203								0					
PACKING			182,136	0	0	0	0	0	0	0	145	0	0	0	0	0
CAN			0	0	0	0	0	0	0	0	0	0	0	0	0	0
FUEL			86,306	0	0	0	0	0	0	0	62	0	0	0	0	0
PUBLICITY			38,919	0	0	0	0	0	0	0	2,619	0	0	0	0	0
SPARE PARTS			46,888	0	0	0	0	0	0	0	12,074	0	0	0	0	0
LABELS			1,276	0	0	0	0	0	0	0	0	0	0	0	0	0
FREIGHT			11,076	0	0	0	0	0	0	0	7,597	0	0	0	0	0
ELECTRICITY			6,686	0	0	0	0	0	0	0	0	0	0	0	0	0
WATER AND ICE			12,090	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER RAW MATERIALS			22,339	0	0	0	0	0	0	0	124,383	0	0	0	0	0
MACHINERY AND EQUIPMENT			20,402	0	0	0	0	0	0	0	20,736	0	0	0	0	0
SERVICES			25,784	0	0	0	0	0	0	0	16,500	0	0	0	0	0
PALLET			4,582	0	0	0	0	0	0	0	554	0	0	0	0	0
FEES			17,992	0	0	0	0	0	0	0	0	0	0	0	0	0
MAINTENANCE			4,501	0	0	0	0	0	0	0	4,510	0	0	0	0	0
COMPUTER EQUIPMENT			6,281	0	0	0	0	0	0	0	738	0	0	0	0	0
ELECTRIC EQUIPMENT			21	0	0	0	0	0	0	0	0	0	0	0	0	0
MAIL AND PHONE			1,087	0	0	0	0	0	0	0	0	0	0	0	0	0
SOFT DRINKS			10,445	0	0	0	0	0	0	0	0	0	0	0	0	0
CORN			31,190	0	0	0	0	0	0	0	5,299	0	0	0	0	0
CUSTOM EXPENSES			0	0	0	0	0	0	0	0	10	0	0	0	0	0
PROMOTIONAL ITEMS			7,564	0	0	0	0	0	0	0	26,385	0	0	0	0	0
RICE			2,486	0	0	0	0	0	0	0	0	0	0	0	0	0
CONSTRUCTION LIABILITIES			356	0	0	0	0	0	0	0	0	0	0	0	0	0
TOLL			0	0	0	0	0	0	0	0	0	0	0	0	0	0
STATIONERY			1,190	0	0	0	0	0	0	0	0	0	0	0	0	0
CHEMICAL PRODUCTS			8,339	0	0	0	0	0	0	0	0	0	0	0	0	0
CLEANING MATERIALS			22	0	0	0	0	0	0	0	0	0	0	0	0	0
PLANE TICKETS			101	0	0	0	0	0	0	0	0	0	0	0	0	0
WINE AND LICORS			71	0	0	0	0	0	0	0	0	0	0	0	0	0
GROSERIES			267,876	0	0	0	0	0	0	0	0	0	0	0	0	0
REFRIGERATION EQUIPMENT			1,591	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHERS			92,933	0	0	0	0	0	0	0	1,410	0	0	0	0	0
MALT			0	0	0	0	0	0	0	0	5,614	0	0	0	0	0
BEER			0	0	0	0	0	0	0	0	79,225	0	0	0	0	0
LEASING			40	0	0	0	0	0	0	0	1,513	0	0	0	0	0
BARLEY			9,142	0	0	0	0	0	0	0	33,763	0	0	0	0	0
HOPS			0	0	0	0	0	0	0	0	7,440	0	0	0	0	0
INSURANCE			205	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			1,181,510	0	0	0	0	0	0	0	350,577	0	0	0	0	0
OTHER LIABILITIES			1,510,276	0	0	0	0	0	0	0	51,907	0	0	0	0	0
TOTAL CURRENT LIABILITIES AND OTHER CREDITS			1,510,276	0	0	0	0	0	0	0	51,907	0	0	0	0	0
			2,691,786	0	0	0	0	0	0	0	402,484	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER 4 YEAR 2005

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLIDATED
FINAL PRINTING

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	
TOTAL ASSETS	347,388	3,692,734	1,998	21,239	3,713,973
LIABILITIES POSITION	36,873	391,960	990	10,524	402,484
NET BALANCE	310,515	3,300,774	1,008	10,715	3,311,489

NOTES:

THE U.S. DOLAR IS VALUED AT THE EXCHANGE RATE OF $10.63 PESOS FOR ASSETS AND LIABILITIES PER U.S. DOLLAR

THE POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, THE LIABILITIES CORRESPONDS MAINLY TO EUROS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 4 YEAR: 2005

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
FINAL PRINTING

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	21,220,861	4,258,737	(16,962,124)	0.00	(603)
FEBRUARY	20,887,793	3,906,724	(16,981,069)	0.00	(56,576)
MARCH	21,560,147	4,045,915	(17,514,232)	0.00	(78,941)
APRIL	23,179,977	4,874,740	(18,305,237)	0.00	(65,193)
MAY	20,016,197	5,118,878	(14,897,319)	0.00	37,426
JUNE	20,091,469	4,557,807	(15,533,662)	0.00	14,910
JULY	21,014,184	4,551,571	(16,462,613)	0.00	(64,430)
AUGUST	21,794,981	4,483,314	(17,311,667)	0.00	(20,672)
SEPTEMBER	22,534,506	4,758,241	(17,776,265)	0.00	(71,244)
OCTOBER	23,259,008	4,758,241	(18,500,767)	0.00	(45,410)
NOVEMBER	23,652,137	4,483,236	(19,168,901)	0.01	(137,965)
DECEMBER	24,462,084	4,532,295	(19,929,789)	0.01	(122,416)
ACTUALIZATION:	0	0	0	0	(8,558)
CAPITALIZATION:	0	0	0	0	0
FOREIGEN CORP.	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					(619,672)

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER 4 YEAR 2005

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
FINAL PRINTING

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
============= NOT APPLY ===============

ACTUAL SITUATION OF FINANCIAL LIMITED
============= NOT APPLY ===============

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER 4 YEAR 2005

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
FINAL PRINTING

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CERVECERIA MODELO, S.A. DE C.V.	BREWERY	11,100	100
CERVECERIA MODELO DE GUADALAJARA, S.A. DE C.V	BREWERY	5,050	99
CIA CERVECERA DEL TROPICO, S.A. DE C.V.	BREWERY	8,000	100
CERVECERIA DEL PACIFICO, S.A. DE C.V.	BREWERY	2,000	76
CERVECERIA MODELO DE TORREON, S.A. DE C.V.	BREWERY	2,850	73
CERVECERIA MODELO DEL NOROESTE, S.A. DE C.V.	BREWERY	3,000	78
CIA CERVECERA DE ZACATECAS, S.A. DE C.V.	BREWERY	20,000	79
CEBADAS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	150	100
EXTRACTOS Y MALTAS, S.A.	TRANSFORMATION OF BARLEY INTO MALT	90	100

NOTES:

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANDS OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

MEXICAN STOCK EXCHANGE
SIFIC /ICS

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 4 YEAR: 2005

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
FINAL PRINTING

DOMESTIC	MAIN SUPLIERS	FOREIGN	MAIN SUPLIERS	DOM. SUBST.	COST PRODUCTION
MALT	CEBADAS Y MALTAS, S.A. DE C.\	MALT	CARGILL MALT	SI	
MALT	EXTRACTOS Y MALTAS, S.A.	MALT	PRAIRIE MALT LIMITE	SI	
		MALT	INTERNATIONAL MALTING COMPANY	SI	8.81
CORN	ARANCIA COC, S.A. DE C.V.				3.59
RICE	IPACPA, S.A. DE C.V.				0.41
		HOPS	JOHN I.HASS, INC S.S.STEINER INC	NO	0.84

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /ICS

QUARTER 4 YEAR 2005

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
FINAL PRINTING

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
BEER	45,801	18,791,737	31,806	30,013,068		NEGRA MODELO	
		0	0			CORONA	
		0	0			MODELO ESPECIAL	
		0	0			VICTORIA	CONSUMER
		0	0			PACIFICO	
		0	0			ESTRELLA	
OTHER INCOME		0	0	5,627,957			
TOTAL		18,791,737		35,641,025			

MEXICAN STOCK EXCHANGE
SIFIC /ICS

QUARTER 4 YEAR 2005

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
FINAL PRINTING

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
BEER		0	13,737	13,909,462	U.S.A.	CORONA	CONSUMER
		0	0		CANADA	MODELO ESPECIAL	
		0	0		EUROPA	NEGRA MODELO	
		0	0		ASIA	CORONA LIGHT	
		0	0		LATINOAMERICA	PACIFICO	
TOTAL				13,909,462			

NOTES

THE VOLUME IS PRESENTED IN THOUSANDS OF HECTOLITERS
THE AMOUNT IS PRESENTED IN THOUSANDS OF PESOS
IN THE ANNEX 11 "DOMESTIC SELLS" THE TOTAL PRODUCTION IS 45,801 THOUSANDS HECTOLITERS AND INCLUDES THE PRODUCTION FOR THE DOMESTIC AND EXPORT MARKETS, BECAUSE THE EXPORT PRODUCTION CAN NOT BE CAPTURED

MEXICAN STOCK EXCHANGE
SIFIC /ICS

QUARTER 4 YEAR 2005

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

CONSOLIDATED
FINAL PRINTING

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (THOUSANDS OF PESOS)	
			MEXICAN				VARIABLE	
			PORTION	PORTION	SUSCRIPTION	FIXED		
A		14	1,459,389,728		1,459,389,728		785,996	
B		14		1,142,017,984		1,142,017,984		1,085,855
C		14		650,351,920		650,351,920		967,801
TOTAL			1,459,389,728	1,792,369,904	1,459,389,728	1,792,369,904	785,996	2,053,656

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
3,251,759,632

SHARES PROPORTION BY :

CPO'S :
T. VINC. :
ADR'S :
GDRS's :
ADS'S :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

Information on Projects
(Project, Amount Spent and Percentaje of Completion)

ANNEX 13

CONSOLIDATED
Final Printing

THE AMOUNT OF PS. $ 2,629,273 ($ 5,876,278 IN 2004) OF WORK IN PROGRESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENTS INCLUDED IN ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONSTRUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICERS, REPLACEMENT AND INSTALLATION OF BOTTLING LINES AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AND ADDITIONAL INVESTMENT OF APPROXIMATELY PS $ 3,540,000 ($ 6,135,898 IN 2004) IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURING OF 2006 AND 2007.

Transactions in Foreign Currency and Conversión of Financial Statements of Foreign Operations
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

THE CONVERSION TO MEXICAN PESOS OF THE FINANCIAL INFORMATION OF FOREIGN SUBSIDIARIES, REQUIRED FOR CONSOLIDATION, WAS MADE IN ACCORDANCE WITH THE GUIDELINES OF BULLETIN B-15 "TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS", ISSUED BY THE MIPA, FOLLOWING THE METHOD OF INTEGRATED FOREIGN OPERATION; FOR THE CONVERSION OF MONETARY ENTRIES, THE FREE BUYING EXCHANGE RATE OF PS.10.63 (11.00 IN 2004) PER UNITED STATES DOLLAR WAS USED; NON-MONETARY ENTRIES AND THE PROFIT AND LOSS STATEMENT WERE CONVERTED TO MEXICAN CURRENCY IN ACCORDANCE WITH THE EXCHANGE RATE IN EFFECT ON THE DATE ON WHICH THE TRANSACTIONS GIVING RISE TO THEM WERE EFFECTUATED. THE RESULTS OF THIS CONVERSION ARE PRESENTED WITHIN THE INTEGRAL RESULT OF FINANCING.

ON THE OTHER HAND THERE IS NO RESTRICTION ON TRANSFER OF CURRENCIES IN THE COUNTRIES WHERE THE FOREIGN SUBSIDIARIES ARE LOCATED.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITIES OF THE FOREIGN SUBSIDIARIES IS:

(THOUSANDS OF DOLLARS)

DESCRIPTION	2005	2004
ASSETS	110,228	74,818
LIABILITIES	12,936	12,586
NET ASSETS	97,292	62,232

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 4 YEAR: **2005**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED
FINAL PRINTING

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FORM: **01 JANUARY TO 31 DECEMBER 2005 AND 2004** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF TE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STARTED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES)

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. EMILIO FULLAONDO BOTELLA
FINANCIAL AND CONSOLIDATION DIRECTOR

C.P. NARCISO ALVEZ PEÑA
SENIOR MANAGER CONSOLIDATION

MEXICO, D.F. AT FEBRUARY, 27, 2006

MEXICAN STOCK EXCHANGE
BOLSA MEXICANA DE VALORES, S.A. DE C.V.

STOCK EXCHANGE CODE: **GMODELO** DATE: 20/02/2006
GRUPO MODELO, S.A. DE C.V
GENERAL DATA OF THE COMPANY

NAME:	GRUPO MODELO, S.A. DE C.V.
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx
INTERNET ADDRESS :	www.gmodelo.com.mx

COMPANY'S FISCAL DATA

REGISTRATION NUMBER:	GMO911121340
FISCAL ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F..

RESPONSIBLE OF PAYMENTS

NAME:	ERNESTO ALCALDE Y RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	ealcalde@gmodelo.com.mx

PRINCIPAL OFFICERS

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD
NAME:	CARLOS FERNÁNDEZ GONZALEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	cfernandez@gmodelo.com.mx

POSITION BMV:	CHIEF EXECUTIVE OFFICER
POSITION:	CHIEF EXECUTIVE OFFICER
NAME:	CARLOS FERNÁNDEZ GONZALEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	cfernandez@gmodelo.com.mx

POSITION BMV:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	ERNESTO ALCALDE Y RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	ealcalde@gmodelo.com.mx

POSITION BMV:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	FINANCIAL AND CONSOLIDATION DIRECTOR
NAME:	EMILIO FULLAONDO BOTELLA
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	efullaondo@gmodelo.com.mx

POSITION BMV:	SECOND RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	FINANCIAL AND CONSOLIDATION DIRECTOR
NAME:	EMILIO FULLAONDO BOTELLA
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	efullaondo@gmodelo.com.mx

POSITION BMV:	GENERAL COUNSEL
POSITION:	GENERAL COUNSEL
NAME:	MARGARITA HUGUES VELEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-25-89
E-MAIL:	margarita.hugues@gmodelo.com.mx

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTOR
POSITION:	VICE-PRESIDENT CORPORATE GOVERNMENT AFFAIRS AND PUBLIC COMMUNICATION
NAME:	JORGE SIEGRIST PRADO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-25-89
E-MAIL:	jsiegrist@gmodelo.com.mx

POSITION BMV:	ALTERNATE SECRETARY
POSITION:	EXCECUTIVE DIRECTOR
NAME:	JUAN SÁNCHEZ-NAVARRO REDO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-28-61
E-MAIL:	jsanare@gmodelo.com.mx

POSITION BMV:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	INVESTOR RELATIONS MANAGER
NAME:	EDUARDO ZAMARRIPA ESCAMILLA
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

POSITION BMV:	CERTIFIED FOR SENDING INFORMATION BY EMISNET
POSITION:	FINANCIAL AND CONSOLIDATION DIRECTOR
NAME:	EMILIO FULLAONDO BOTELLA
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	efullaondo@gmodelo.com.mx

POSITION BMV:	CERTIFIED FOR SENDING RELEVANT EVENTS BY EMISNET
POSITION:	VICE-PRESIDENT INTERNATIONAL MARKETS
NAME:	JOSE PARES GUTIERREZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx
